Exhibit 99.3

Gold Royalty Completes US$34.5 Million Bought Deal Financing

Vancouver, British Columbia – May 31, 2024 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the closing of its previously announced public offering (the “Offering”) of units of the Company (the “Units”). Pursuant to the Offering, the Company issued, on a bought deal basis, 20,058,300 Units, including 2,616,300 Units pursuant to the full exercise of the over-allotment option, at a price of US$1.72 per Unit for aggregate gross proceeds of US$34,500,276.

The Offering was completed pursuant to an underwriting agreement dated May 28, 2024, between the Company and a syndicate of underwriters led by National Bank Financial Inc. and BMO Capital Markets Corp. as joint bookrunners, and including H.C. Wainwright & Co., LLC, Haywood Securities Inc., Raymond James Ltd. and Scotia Capital Inc.

Each Unit consists of one common share of the Company (each, a “Common Share”) and one common share purchase warrant (each, a “Warrant”). Each Warrant is exercisable to acquire one Common Share of the Company for a period of thirty-six months after closing at an exercise price of US$2.25. The Common Shares issued pursuant to the Offering have been listed on the NYSE American. The Company has applied to list the Warrants on the NYSE American under the symbol “GROY.WS” following closing of the Offering. Listing will be subject to fulfilling all listing requirements of the NYSE American. As a result, the Warrants are not yet tradeable over the facilities of the NYSE American.

As announced on May 28, 2024, the Company intends to use the net proceeds of the Offering to fund a portion of the consideration for its proposed acquisition (the “Acquisition”) of a copper stream in respect of the Vares Silver Project, operated by a subsidiary of Adriatic Metals plc and located in Bosnia and Herzegovina pursuant to a purchase and sale agreement between the Company and OMF Fund III (Cr) Ltd., an entity managed by Orion Mine Finance Management LP.

The Offering was made in each of the provinces and territories of Canada, other than Quebec and Nunavut, by way of a prospectus supplement to the Company’s Canadian short form base shelf prospectus dated July 15, 2022. The Company also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 (File No. 333-265581), containing a shelf prospectus dated July 6, 2022, which was declared effective by the SEC on July 15, 2022. A prospectus supplement and accompanying shelf prospectus (forming part of the registration statement) relating to the Offering was filed with the SEC. These documents may be accessed for free on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov. An electronic or paper copy of the shelf prospectus, the prospectus supplement as well as any amendment to the documents may be obtained in Canada, without charge, from National Bank Financial Inc. by phone at (416) 869-6534 or by email at NBF-Syndication@bnc.ca or from BMO Nesbitt Burns Inc. by phone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca and in the United States by contacting National Bank of Canada Financial Inc. by phone at (416) 869-6534 or by email at NBF-Syndication@bnc.ca or BMO Capital Markets Corp. by phone at 800-414-3627 or by email at bmoprospectus@bmo.com, by providing the contact with an email address or address, as applicable. The Offering was also made on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Related Party Disclosure

Certain directors and officers of the Company purchased an aggregate of 796,514 Units pursuant to the Offering (the “Insider Participation”). Participation by the Insiders in the Offering was considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company was exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the Insiders’ participation in the Offering pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to, nor the consideration paid by, the Insiders exceeded 25% of the Company’s market capitalization. The Company did not file a material change report relating to the Insider Participation more than 21 days before the expected closing date of the Offering as the Company was not aware of the level of insider participation in the Offering at such time.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding the Company’s proposed Acquisition, the intended use of net proceeds from the Offering and the listing of the Warrants on the NYSE American. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including that the conditions to the proposed Acquisition will be satisfied in a timely manner or that the Company will receive necessary approvals to list the Warrants on the NYSE American. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, including the possibility that the proposed Acquisition not close when expected, or at all, because conditions to closing are not satisfied on a timely basis, and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.